                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-39295


PROSPECTUS

                           PETCO ANIMAL SUPPLIES, INC.

           369,237 Shares of Common Stock, Par Value $.0001 Per Share

     This Prospectus relates to 369,237 shares of common stock, par value $.0001 per share (the "Common Stock"), of Petco Animal Supplies, Inc., a Delaware corporation (the "Company"), which may be offered from time to time by certain stockholders of the Company (such holders being hereinafter described as the "Selling Stockholders"). The shares of Common Stock to be registered hereunder are hereinafter referred to as the "Securities." The Selling Stockholders acquired the Securities in private placements of the Common Stock in August, September and October 1997 in connection with the acquisition by the Company of certain companies owned and operated by the Selling Stockholders.

     All of the Securities are to be offered for the account of the Selling Stockholders. The Selling Stockholders, directly or through agents, dealers or underwriters, may offer and sell from time to time all or any part of the Securities held by each of them in amounts and on terms to be determined or at quoted prices then prevailing on the Nasdaq National Market. To the extent required, the amounts of the Securities to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. The Selling Stockholders reserve the sole right to accept and, together with any agent of the Selling Stockholders, to reject in whole or in part any proposed purchase of the Securities. The Selling Stockholders will pay any sales commissions or other seller's compensation applicable to such transactions. The Selling Stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act. Certain of the Selling Stockholders may pledge or otherwise encumber shares covered by this Prospectus pursuant to agreements with lenders, and to the extent such shares subsequently become the property of such lenders pursuant to such agreements, such shares may be offered and sold from time to time by such lenders in the manner set forth above. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Company will not receive any of the proceeds from the sale of the Securities.

     The Company has agreed to pay all costs of the registration of the Securities. Such costs, fees and disbursements are estimated to be approximately $25,000.

     The Common Stock to be registered hereunder is listed for trading on the Nasdaq National Market under the symbol "PETC."

                       ---------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
         ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                              CONTRARY IS UNLAWFUL.

                         -------------------------------

                The date of this Prospectus is November 7, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic reports, proxy statements and other information filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov). In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 "K" Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

     (a)  Annual Report on Form 10-K for the fiscal year ended February 1, 1997;

     (b)  Quarterly Report on Form 10-Q for the quarter ended May 3, 1997;

     (c)  Quarterly Report on Form 10-Q for the quarter ended August 2, 1997;

     (d) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended February 1, 1997; and

     (e) The description of the Common Stock set forth in the Registration Statement on Form 8-A dated February 28, 1994, as amended by the Company's Form 8-A/A dated March 15, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A copy of any or all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in any such document) will be provided without charge to any person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request. Requests for such copies should be addressed to the Secretary of the Company, 9125 Rehco Road, San Diego, California 92121 (telephone number: (619) 453-7845).

                                   THE COMPANY

     Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors are discussed under the caption "Certain Cautionary Statements" in the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997.

     The Company is a leading specialty retailer of premium pet food and supplies. As of August 2, 1997, the Company operated 346 stores, including 294 superstores, in 22 states and the District of Columbia. The Company's strategy is to become the leading category-dominant national chain of community pet food and supply superstores by offering its customers a complete assortment of pet-related products at competitive prices, with superior levels of customer service at convenient locations. The Company believes that this strategy provides it with a competitive advantage by combining the broad merchandise selection and everyday low prices of a pet supply warehouse store with the convenience and service of a neighborhood pet supply store.

     The Company currently utilizes both superstore and traditional store formats. The Company's expansion strategy is to open and acquire superstores, including relocations, expansions or remodels of existing traditional stores into superstores ("conversions"), and to close underperforming stores. In fiscal 1996, the Company opened or acquired 82 superstores, including 24 conversions, closed eight stores and merged with companies with 30 superstores. In fiscal 1997, the Company expects to open 40 superstores, including conversions of existing traditional stores into superstore formats.

     A significant part of the Company's expansion strategy is to capitalize on the consolidation of the fragmented pet food and supply industry. The Company believes that there are acquisition opportunities which would allow the Company to attract new customers in existing markets, enter new markets and leverage operating costs. Generally, the Company seeks to acquire established and well-located stores or chains of stores which are similar in size and format to the Company's existing superstores.

     The Company's stores carry a complete assortment of leading brand name premium food for dogs and cats, such as Iams, Nature's Recipe, Nutro and Science Diet, as well as selected mass brand foods, and a broad assortment of supplies for dogs and cats, such as collars and leashes, grooming products, toys, pet carriers, cat furniture, dog houses, vitamins, treats and veterinary supplies. The Company's superstores also offer fish, reptiles, birds, other small animals and related food and supplies, as well as grooming services in many of its stores. The Company's pricing strategy is to offer everyday low prices on all food items which are important in attracting and retaining customers. The Company believes that offering competitive prices on key food items increases customer traffic and generates sales of higher margin pet supplies. The Company's large buying volume and sophisticated distribution network allows it to compete effectively on price. The Company modifies its pricing policies by regional or local markets and is able to institute overnight price changes, as necessary, to meet market competition. The Company's price guarantee program offers to match all competitors' advertised prices.

     The Company's prototype 15,000 square foot superstores carry a complete merchandise assortment of more than 10,000 active stock keeping units ("SKUs") of high quality pet-related products. This is equivalent to the number of SKUs carried by a typical pet supply warehouse store and far exceeds the approximately 2,000 such items in a typical independent pet store, 500 such items in a typical mass merchant, 400 such items in a typical supermarket and 20 such items in a typical warehouse club. The Company's traditional stores, which average 3,500 square feet, also carry a wide variety of premium pet food and supplies (approximately 5,000 active SKUs). The Company's stores are located in high-traffic retail areas with ample parking, often in community shopping centers anchored by a large supermarket. Most of the Company's store managers and sales associates are better able to assist customers with their needs because they are pet owners and enthusiasts. The Company's superstores are brightly illuminated with colorful fixtures and graphics and feature prominent and attractive signage which is designed to create a customer-friendly environment. The Company believes that its superstore format allows it to create a more customer-friendly environment than pet supply warehouse stores because of its size, layout and design.

     The Company's executive offices are located at 9125 Rehco Road, San Diego, California 92121, and its telephone number is (619) 453-7845. The Company is incorporated under the laws of the State of Delaware.

                               RECENT DEVELOPMENTS

     On November 1, 1997, the Company consummated its acquisition of PetCare Plus, Inc., a Delaware corporation ("PetCare"), pursuant to an Agreement and Plan of Merger, dated as of October 20, 1997 (the "Merger Agreement"), by and among the Company, PetCare Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), PetCare and certain stockholders of PetCare. Pursuant to the Merger Agreement, Merger Sub was merged with and into PetCare (the "Merger"), with the result that Merger Sub ceased to exist and PetCare became a wholly owned subsidiary of the Company. Immediately after the Merger, PetCare was then merged with and into the Company, with the result that PetCare ceased to exist. In the Merger, the outstanding common stock and equivalents (i.e., options, warrants, convertible preferred stock and other rights to acquire common stock) of PetCare were converted in the aggregate into the right to receive approximately 1.7 million shares of the Company's Common Stock. The Merger was intended to qualify as a tax free reorganization and to be treated as a pooling of interests for accounting purposes.

                              SELLING STOCKHOLDERS

     All of the Securities offered hereby will be sold for the account of the Selling Stockholders. Information regarding the Selling Stockholders is set forth in the following table.

                                       Stock Owned                Stock Offered for                Stock Owned
      Registered Owners             Prior to Offering            Stockholders Acct.              After Offering
      -----------------             -----------------            ------------------              --------------
R. Keith Bonner and                          140,000                      140,000                          0
Gloria Bonner, Trustees
of the Bonner 1988
Family Trust
Randall R. Gibbs and                         115,129                      115,129                          0
Carolyn A. Gibbs
Ronald Bonner                                 43,077                       43,077                          0
Cynthia Muesse                                34,087                       34,087                          0
Gordon Thulemeyer and                         32,308                       32,308                          0
Yvonne Thulemeyer
Blueridge & Co                                 4,636                        4,636                          0

     None of the Selling Stockholders has any position, office or other material relationship with the Company or any of its affiliates (or had any such position, office or material relationship within the past three years), or will own greater than one percent of the Common Stock of the Company after this offering.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders are entitled to distribute from time to time up to 369,237 shares of the Securities, representing approximately 1.9% of the outstanding Common Stock of the Company on a fully diluted basis as of August 2, 1997. The Selling Stockholders' plan of distribution is set forth on the cover page of this Prospectus.

                                     EXPERTS

     The financial statements of the Company as of February 3, 1996 and February 1, 1997, and for each of the years in the three-year period ended February 1, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Pet Food Warehouse, Inc. as of February 3, 1996, and for the years ended January 28, 1995 and February 3, 1996, included in the Annual Report on Form 10-K and incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California.

========================================

     No dealer, salesperson or other
individual has been authorized to give
any information or make any
representations other than those
contained in this Prospectus and, if
given or made, such information or
representations must not be relied upon
as having been authorized by the
Company. This Prospectus does not
constitute an offer by the Company to
sell, or a solicitation of an offer to
buy, the securities offered hereby in
any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been any change in the affairs of the Company since the date hereof or that the information contained herein is correct or complete as of any time subsequent to the date hereof.


       ---------------------------


            TABLE OF CONTENTS


                                    PAGE
                                    ----

Available Information..................2

Incorporation of Certain
    Documents by Reference.............2

The Company............................4

Recent Developments....................5

Selling Stockholders...................6

Plan of Distribution ..................6

Experts................................6

Legal Matters..........................6


========================================


========================================



             369,237 SHARES




              PETCO ANIMAL
             SUPPLIES, INC.






              COMMON STOCK



         ---------------------
           P R O S P E C T U S
         ---------------------



            NOVEMBER 7, 1997

========================================